**EXHIBIT 99.3**

**FIRST AMENDMENT TO COOPERATION AGREEMENT**

First Amendment dated and executed June 12, 2008 (the "First Amendment") to Cooperation Agreement dated June 10, 2008 (the "Original Agreement") by and among Greenwich Investment Company, LLC, Brian F. Cassady, and Curtis J. Zamec, II (the "Interested Parties").

**R E C I T A L S :**

In connection with the proposed changes to the Board of Directors of Fansteel Inc. ("Fansteel") contemplated in the Original Agreement on June 10, 2008, the Interested Parties discussed with the Board of Directors of Fansteel whether the Board of Directors might cooperate in implementing the changes to the Board of Directors contemplated in the Original Agreement. Such discussions have been constructive and encouraging and, accordingly, the Interested Parties have agreed to delay implementation of the actions contemplated in the Original Agreement and take certain other actions as follows:

NOW THEREFORE, the Original Agreement is hereby amended as follows:

1.  The Interested Parties will work with Fansteel and its existing Board of Directors in an effort to implement on a cooperative basis the changes to the Board of Directors of Fansteel contemplated in the Original Agreement. To this end, the Interested Parties shall file as promptly as possible the Group Schedule 13D/A attached hereto as Exhibit 1.

2.  In all other respects the Interested Parties hereby affirm their respective representations, warranties and covenants set forth in the Original Agreement, which remains in full force and effect except as modified by this First Amendment. Capitalized terms used in this First Amendment shall have the meanings assigned to them in the Original Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be duly executed and delivered on the date and year first above written.


INTERESTED PARTIES:

GREENWICH INVESTMENT COMPANY LLC


By:     /s/ Leonard M. Levie
   Leonard M. Levie, Its President


/s/ Brian F. Cassady
Brian F. Cassady


/s/ Curtis J. Zamec, II
Curtis J. Zamec, II
